June 5, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for CyberArk Software Ltd.

Registration Statement on Form F-1

Filed May 29, 2015

File No. 333-204516

Dear Ms. Mills-Apenteng:

CyberArk Software Ltd., an Israeli company (the “Company”), pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), is hereby filing a delaying amendment with respect to its Registration Statement on Form F-1 (the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”).

The Company hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant.

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

CyberArk Software Ltd.

By:	/s/ Joshua Siegel
Name:	Joshua Siegel
Title	Chief Financial Officer